FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

                                                                                                                                Santiago, April 28, 2015

                                                                                                                                Ger. Gen. N°    052 /2015

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’ Higgins N° 1449

Santiago

                                                                                                                                                Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N° 18,045, and as established under General Norm N°.30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you as significant event that at the Ordinary Shareholders Meetingheld on April 27, 2015, it was agreed to distribute a minimum definitive dividend (partially covered by the interim dividend N° 57 of Ch$ 3.44046 per share and an additional dividend amounting to a total of Ch$ 20.39541 per share). As the mentioned interim dividend N°57 was already paid, it will be distributed and paid the remaining of the definitive dividend N°58, which amounts to Ch$ 16.95495 per share.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:         Distribution list

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

DISTRIBUTION LIST

c.c.:      - Superintendent of Pensions

            - Santiago Stock Exchange – General Manager

              Electronic Stock Exchange – General Manager

            - Valparaiso Stock Exchange – General Manager

            - Fitch Chile Clasificadora de Riesgo Ltda. – General Manager

            - Feller Rate Clasificadora de Riesgo Ltda. – (Attn. Nicolás Martorell)

             RiskClassificationCommission – General Management (Attn. Alejandro Muñoz)

            - Bond holders (Attn. Andrés Sepúlveda)

            - Depósito Central de Valores – General Manager

            - Enersis S.A. – General Management

            - Enersis S.A. – Legal Counsel

            - Enersis S.A. – Audit Management

            - Enersis S.A. – Regional Finance Manegement

            - Enersis S.A. – Communications Management

            - Enersis S.A. – Compliance and Capital Markets Management

            - Endesa Chile – Administration and Finance Management

            - Endesa Chile – Regional Engineering, Projects and R&D&I Management

            - Endesa Chile – Communications Management

            - Endesa Chile – General Accountant

            - Endesa Chile – Legal Advisory

            - Endesa Chile – Assistant Management, Investor Relations

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

INTERNAL USE ONLY:

FORM N° 1

DIVIDEND PAYMENT

0.01 Original Information : YES (YES/NO)   0.02 Closing Date : 04 / 28 / 2015 (MM/DD/YY)

I. IDENTIFICATION OF THE COMPANY AND SECTOR

I.O1. R.U.T. : 91.081.000-6   I.02 Original Form: 04 / 28 / 2015 (MM/DD/YY)

1.03 Company Name: EMPRESA NACIONAL DE ELECTRICIDAD S.A.

I.04 N° Securities Registration : 114   I.05 Series : Unique

I.06 Stock Code : ENDESA   I.07 Movement: 58

2. AGREEMENT AND DIVIDEND AMMOUNT

2.01 Agreement Date : 04 / 27 / 2015 (MM/DD/YY)

2.02 Agreement by : 1 (1: Ordinary Shareholders' Meeting; 2: Extraordinary Shareholders' Meeting; 3: Board Meeting).

2.03 Total Dividend Amount: Ch$ 139,060,349,700.-   2.04 Type of currency : $ --

3. SHARES AND SHAREHOLDERS ENTITLED

3.01 Number of Shares : 8,201,754,580.-   3.02 Cut of date : 05 / 18 / 2015 (MM/DD/YY)

4. TYPE OF DIVIDEND

4.01 Dividend type : 2 (1: Interim; 2: Final mandatory minimum; 3: Additional dividend).

4.02 Last considered day of the period: 12 / 31 / 2014 (MM/DD/YY)

4.03 Type of Payment : 1 (1: Cash; 2 Optional in cash or shares of the company; 3; Optional in cash or other companies shares ; 4: Other).

5. DIVIDEND PAYMENT AMOUNT (whether in cash or optional in cash or shares)

5.01 Amount : Ch$16.95495 per share   5.02 Type of currency : Ch$.

5.03 date of payment : 05 / 25 / 2015 (MM/DD/YY)

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: April 28, 2015